June 20, 2017

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 – Telecommunications
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3720

Turkcell İletişim Hizmetleri A.Ş
Form 20-F for Fiscal Year Ended December 31, 2016
Filed March 20, 2017
File No. 001-15092

Dear Mr. Pacho:

This letter has been prepared by Turkcell İletişim Hizmetleri A.Ş (the ”Company”) in response to the comments contained in the letter dated June 6, 2017 (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), addressed to Bulent Aksu, the Company’s Chief Financial Officer.

Set forth below is the Company’s response to the Comment Letter. We confirm that we will to the extent relevant comply with the following comments in future filings.

The numbered paragraph and headings correspond to the Comment Letter, whose text is copied below in italics for your reference.

Non-IFRS measures, page 7

1.          Please revise your reconciliations to begin with profit for the period, ensuring that the non-IFRS measures do not receive undue prominence. Please refer to Question 102.10 of the Compliance and Disclosure Interpretation on Non-GAAP Financial Measures issued on May 17, 2016.

In our 20F, we have presented the adjusted Ebitda reconciliations as Non-GAAP measures that are reconciled with our Annual Consolidated Financial Statements which have been prepared in accordance with International Financial Reporting Standards for the period ended 31 December 2016. We have taken note of your comment and will revise our Non-IFRS measures section in future filings according to Question 102.10 of the Compliance and Disclosure Interpretation on Non-GAAP Financial Measures.

There will be no change in the content of initial financial data but the reconciliation table hierarchy will be revised as follows.

	Year ended December 31,
	2016	2015	2014	2013	2012
	(Million TRY)
Profit for the period	1,543.8	1,903.6	1,436.5	2,329.3	2,058.0
Profit or (loss) from discontinued operations	(42.2)	367.3	202.8	298.0	256.1
Income tax expense	(423.2)	(667.1)	(730.4)	(591.4)	(522.5)
Consolidated profit before income tax	2,009.1	2,203.3	1,964.0	2,622.7	2,324.3
Share of profit of equity accounted investees	-	-	4.5	(0.7)	(37.6)
Depreciation and amortization	(2,203.3)	(1,667.8)	(1,639.4)	(1,594.4)	(1,411.7)
Other operating income/(expense)	(234.2)	(225.9)	(76.3)	(58.9)	(105.2)
Monetary gain	—	—	205.1	176.9	169.9
Finance income/(costs)	(172.8)	(43.4)	(291.6)	555.3	467.5
Adjusted EBITDA	4,619.5	4,140.5	3,761.8	3,544.5	3,241.5

Notes to the Consolidated Financial Statements
3.   Significant accounting policies
iii) Standards, amendments and interpretations effective after 31 December 2016 (continued), page F-40

2.          Your disclosure states that you are currently evaluating the impact of IFRS 15 on your financial statements.  Please revise to provide qualitative financial statement disclosures of the potential impact that this standard will have on your financial statements when adopted.  In this regard, include a description of the effects of the accounting policies that you expect to apply, if determined, and a comparison to your current revenue recognition policies.  Describe the status of your process to implement the new standard and the significant implementation matters yet to be addressed. In addition, to the extent that you determine the quantitative impact that adoption of IFRS 15 is expected to have on your financial statements, please also disclose such amounts.  Please refer to IAS 8.30.

IFRS 15, Revenue from Contracts with Customers provides a single, principal-based five-step model for the determination and recognition of revenue to be applied to all contracts with customers. It replaces the existing standards IAS 18, Revenue, and IAS 11, Construction Contracts. The core principal of IFRS 15 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which an entity recognizes revenue when (or as) a performance obligation is satisfied such as when control of the goods or services underlying the particular performance obligation is transferred to the customer. Furthermore, extensive disclosures are required by IFRS 15 to provide users of financial statements with more informative and relevant disclosures.

The main effect on the Group’s consolidated financial statements from implementation of the new standard will relate to identification of separate performance obligations, the determination of stand-alone selling prices and its relative allocation. These are not expected to change the total revenue recognized, but may change the timing of revenue recognition. The Group currently performs fair value allocation of the identified elements for bundled packages that combine multiple goods and services based on their respective fair values as well as capitalization and recognition of expenses for customer acquisition costs over the customer retention period, therefore no material impact is expected with respect to these areas as result of the adoption of the new standard.
IFRS 15 is mandatory for the financial years commencing on or after January 1, 2018. The standard permits either a full retrospective or a modified retrospective approach for the adoption. The Group plans to adopt the modified retrospective approach so that contracts that are not completed by January 1, 2018 will be accounted for as if they had been recognized in accordance with IFRS 15 from the very beginning. The cumulative effect arising from the transaction will be recognized as an adjustment to the opening balance of equity in the year of initial application. Prior period comparative financial statements will not be restated.

The Group is continuing to analyze the effects of the new standard implementation on financial statements, accounting processes and internal controls but a reliable estimate of the quantitative effects will only be possible once the project has been completed.   We have taken note of your comment and will include responsive disclosure in our future filings accordingly.

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If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at +90 212 313 2303

Very truly yours,

/s/ Bulent Aksu
Bulent Aksu
Chief Financial Officer, Turkcell Iletisim Hizmetleri A.S.